Exhibit 99.1

China Sunergy Announces First Quarter 2012 Financial Results

Shipments within Expectation; Conversion Costs Down

NANJING, China, May 22, 2012 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer and solar developer, today announced its financial results for the first quarter ended March 31, 2012. The quarterly results reflected a net loss, as expected, shipments at high end of guidance, and progress in reducing cell and module conversion costs. Results reflected strong demand in Germany, Australia and Bulgaria, and an overall increase in demand from emerging markets.

First Quarter 2012 Financial Highlights

•	Total revenue was US$68.5 million, a decrease of 38.2% compared with the fourth quarter of 2011.

•	Shipments totaled 79.9MW (75.2MW of which were module shipments) in the first quarter of 2012, representing a 31.6% decrease over the fourth quarter of 2011. This was at the high end of the Company’s shipment guidance of between 70MW and 80MW.

•	Average selling price (ASP) per watt for the Company’s solar modules was US$0.86, two cents (2.4%) higher than predicted but down 8.5% since the fourth quarter of 2011.

•	Conversion costs of cells and modules realized substantial decreases in the first quarter of 2012 to US$0.19 per watt (down 4 cents, or 17.4%) and US$0.25 per watt (down 2 cents, or 7.4%) compared to the fourth quarter of 2011, respectively.

•	Gross profit was US$0.7 million, and gross margin was 1.1%, which was consistent with the Company’s guidance.

•	Net loss was US$9.6 million and the net margin was negative 14.0%, both significantly better than the previous quarter.

•	Net loss per ADS was US$0.71 on both a basic and a diluted basis, compared to a net loss per ADS of US$3.71 on both a basic and a diluted basis in the fourth quarter of 2011.

•	Operating cash inflow in the first quarter was US$85.0 million, three times more than that of the fourth quarter of 2011.

•	Cash Position: As of March 31, 2012, the Company had cash and cash equivalents of US$233.2 million, an increase of 11.3% from December 31, 2011.

Operational, Technological and Business Highlights in First Quarter

•	CFO appointment: In January 2012, China Sunergy formally appointed Mr. Yongfei Chen, previously the acting Chief Financial Officer of the Company, as the Chief Financial Officer.
•	Further market expansion in Central and Western Europe: China Sunergy announced execution of a 50MW sales contract for solar modules with Bull PowerTech GmbH, and supplied 23MW of solar modules to SUNfarming Group, a solar distributor and project developer focusing on Central Europe, including Austria and Germany. The Company has begun assembling solar modules in France through OEM cooperation with KDG Energy, a French manufacturer of high quality solar modules. The first order thereof was delivered to Akuo Energy Group, a leading developer, investor and operator of renewable energy plants across the world.

•	India Solar Summit: China Sunergy sponsored, and CEO Stephen Cai spoke at, the India Solar Energy Summit on February 23-24, 2012 in New Delhi, India. This event offered a good chance to strengthen our relationships with industry leaders and the Indian government, and to demonstrate China Sunergy’s commitment to helping India become a world leader in the solar energy industry.
•	Warranty insurance: In March 2012, the Company adopted the PowerClip extended warranty insurance solution for its solar module products from PowerGuard Specialty Insurance Services. Since then, China Sunergy has offered its customers back-to-back coverage for 10-year warranties for defects in materials and workmanship, and a 25 year minimum power output warranty on substantially all of its solar module products sold worldwide.
•	Strategic Collaboration with DuPont China: In March 2012, the Company, together with China Electric Equipment Group, signed a letter of intent with DuPont China Holdings for strategic collaboration relating to photovoltaic (solar) technologies and materials, power transformers, insulation and aircraft composite materials over a three-year period.
•	Arbitration and Subsequent Dismissal of Legal Complaint: As previously reported, on December 12, 2011, SolarMax Technology, Inc., a California corporation, filed a complaint in the Superior Court of the State of California County of Los Angeles against the Company. China Sunergy (US) Clean Tech Inc. was served with a summons and complaint in January 2012. In February 2012, the Company filed a motion to compel arbitration through the China International Economic and Trade Arbitration Commission as required by the contract terms. On March 28, 2012, the parties entered into an agreement whereby the plaintiff would voluntarily dismiss the complaint without prejudice in exchange for a mutual waiver of attorney fees and costs. On April 4, 2012 the request for dismissal was entered and the case has been dismissed. The Company did not incur any settlement expenses.

Mr. Stephen Cai, CEO of China Sunergy, commented: “China Sunergy’s first quarter results were just as expected, and our gross margins are beginning to recover. New markets are emerging, and we are positioning the Company for a gradual shift in demand from West to East. Despite the fact that oversupply is still a significant problem, global demand is still expected to rise this year. In 2012 we will aim to improve the bottom line by optimizing supply chain costs, reducing expenses, and pursuing further technological innovation, and we will expand our investment in downstream projects. We will strive to maintain our position in Western and Eastern Europe and expand our market share in high-potential markets including China, the U.S., Australia, India, Japan and Indonesia.”

First Quarter 2012 Financial Review

Total Revenue and Shipments

For the first quarter of 2012, revenue was US$68.5 million, a 38.2% decrease over the fourth quarter of 2011. The quarterly decrease in revenue was due to both falling ASPs and decreased shipments. During the first quarter of 2012, sales from modules amounted to US$64.7 million and accounted for 94.5% of total revenue.

Shipments for the first quarter 2012 were 79.9MW, including 75.2MW of solar modules, which was in line with the Company’s most recent guidance.

The European market continued to make up the greatest proportion of revenue. Italy, Australia, Bulgaria and Germany accounted for 22%, 18%, 14% and 12% of sales, respectively.

Gross Profit / Loss and Gross Margin

Gross profit for the first quarter was US$0.7 million, up US$0.5 million over the fourth quarter of 2011. Gross margin was 1.1% for the first quarter of 2012, which was in line with what the Company previously guided.

ASP

Module ASP for the first quarter was US$0.86 per watt, which was better than our previous forecast. Compared to the module ASP level of US$0.94 per watt for the fourth quarter of 2011, the lower ASP was mainly due to the imbalance of supply and demand throughout the solar value chain and reflects the fast dropping prices of raw materials including polysilicon and wafers.

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Costs

In the first quarter of 2012, blended wafer costs were US$0.31 per watt, representing a sequential decrease of 18.4% over the fourth quarter of 2011. The prices of polysilicon and wafers are expected to continue to decline in 2012. Conversion costs of cells and modules manufactured realized substantial decreases in the first quarter of 2012 to US$0.19 and US$0.25 per watt, respectively.

Operating Expense, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the first quarter of 2012 were US$16.4 million, compared to US$22.1 million in the fourth quarter of 2011 (which excluded US$14.8 million of goodwill impairment). SG&A expenses in the first quarter of 2012 included US$5.9 million of bad debt provision accrued mainly as a result of specific provisions made for certain customers.

Operating expenses decreased by 51.9% from the fourth quarter 2011 to US$18.8 million in the first quarter of 2012. This decrease was primarily due to the lowered bad debt provisions and no goodwill impairment.

Losses from operations were US$18.0 million, and the net loss was US$9.6 million for the first quarter of 2012. Main factors accounting for the gap in losses from operating and net losses included an $8.2 million gain from the repurchase of convertible bonds issued by the Company, a $2.7 million exchange rate gain, a $3.0 million gain in income tax and $6.4 million in interest expense.

Inventory

Inventories at the end of the first quarter of 2012 reached US$55.0 million, an increase of 25.0% over the fourth quarter of 2011. Most of the inventory at the end of the first quarter of 2012 was subsequently shipped in April 2012. The Company will strive to maintain inventory at a reasonable level through 2012 by planning production strictly according to orders placed and by streamlining production capacity.

Cash and Cash Flow

As of March 31, 2012, the Company had cash and cash equivalents of US$233.2 million. Compared to the fourth quarter of 2011, net operating cash inflow increased by about 3 times to US$85.0 million for the first quarter of 2012. The increase was largely due to efficient working capital management, including collections which reduced accounts receivable and other receivable balances, and an increase in account payables.

Capital Expenditures

Capital expenditures were US$10.0 million for the first quarter of 2012 and were primarily for the purchase of new cell and module lines and the investment in a new R&D center.

Additional Company Updates Subsequent to Q1 2012

•	Signed another contract with SUNfarming Group: China Sunergy signed a new solar module supply agreement of 31 MW with SUNfarming Group after the previous cooperation in October 2011. The 31 MW of solar modules thereunder will be used in rooftop and ground-mounted solar projects in Germany.
•	The 5MW solar modules delivery to Bulgaria in May: China Sunergy completed delivery of 5MW in solar modules to Bulgaria for the Yerussalimovo Solar Park in May. Since the beginning of 2012, China Sunergy has shipped a total of 22.32 MW to Bulgaria, on top of 18 MW sold last year, which accounted for above 30% of the Bulgarian market in 2011.

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Second Quarter Guidance

The Company believes that weak market demand and industry oversupply will continue to adversely affect its business during the first half of 2012, and that challenging conditions in the global solar market are expected to persist in 2012.

The Company estimates, to the best of its knowledge at this time, that second quarter shipments will be in the range of 145MW to 155MW. The Company expects its gross margin to be at the mid-single-digit level of around 5% and forecasts a net loss in the second quarter of 2012. For the full year 2012, the Company reiterates the estimate that its total shipments are expected to be approximately 500MW to 550MW.

Conference Call

China Sunergy’s management will host an earnings conference call on Tuesday, May 22, 2012 at 8:00 a.m. Eastern Time (Tuesday, May 22, 2012 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss financial highlights of the first quarter 2012, provide business outlook and answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 519 4004
International:	+65 6723 9381
Singapore:	6723 9381
China:	800 819 0121 (Domestic) /400 620 8038 (Domestic Mobile)
Hong Kong:	+852 24750994

Please ask to be connected to Q1 2012 China Sunergy Co., Ltd. Earnings Conference Call and provide the following passcode: 79384646.

China Sunergy will also broadcast a live audio webcast of the conference call. The broadcast will be available for 7 days by visiting the “Investor Relations” section of the Company’s web site at http://www.chinasunergy.com

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 866 214 5335
International:	+61 2 8235 5000

The passcode for replay participants is: 79384646. The telephone replay also will be archived on the “Investor Relations” section of the Company’s website for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized solar cell and module manufacturer and solar developer in China. China Sunergy manufactures solar cells from silicon wafers, which utilizes crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

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Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li

Phone: + 86 25 5276 6696

Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Annie Choi Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the ITC and DOC on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company’s products; execution of our strategy to expand into downstream solar power businesses; the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

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China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ’000, except share and per share data)

	For the 3 months ended
	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011

Sales to third parties	67,663	109,770	159,231
Sales to related parties	804	1,050	6,424
Total sales	68,467	110,820	165,655
Cost of goods sold	(67,739)	(110,581)	(147,886)
Gross profit	728	239	17,769
Operating expenses:
Selling expenses	(4,339)	(5,756)	(3,427)
General and administrative expenses	(12,067)	(16,302)	(5,099)
Research and development expenses	(2,369)	(2,245)	(1,264)
Goodwill impairment loss	-	(14,807)	-
Total operating expenses	(18,775)	(39,110)	(9,790)
Income(loss) from operations	(18,047)	(38,871)	7,979
Interest expense	(6,384)	(9,494)	(3,220)
Interest income	631	334	528
Other income/(expenses), net	11,262	(7,209)	4,670
Changes in fair value of derivatives	-	370	(5,713)
Income(loss) before income tax	(12,538)	(54,870)	4,244
Income tax benefit(expense)	2,985	5,274	(743)

Net income(loss)	(9,553)	(49,596)	3,501

Net income(loss) per ADS
Basic	($0.71)	($3.71)	$0.27
Diluted	($0.71)	($3.71)	$0.27

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,587

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ’000, except share and per share data)

	Mar 31, 2012	Dec 31, 2011
Assets
Current Assets
Cash and cash equivalents	233,218	209,479
Restricted cash	129,465	84,435
Accounts receivable, net	125,531	152,286
Other receivable, net	20,818	46,646
Project assets	14,894	9,204
Income tax receivable	2,602	2,604
Inventories, net	55,043	43,978
Advance to suppliers, net	5,363	5,419
Amount due from related parties	7,875	634
Current deferred tax assets	9,161	6,416
Other current assets	-	249
Total current assets	603,970	561,350
Property, plant and equipment, net	180,510	164,535
Prepaid land use rights	29,033	23,360
Deferred tax assets	17,598	17,598
Intangible assets	4,124	4,839
Restricted cash-collateral account	2,481	1,654
Amount due from related parties-non current	17,875	29,622
Other long-term assets	4,232	6,951
Total assets	859,823	809,909

Liabilities and equity
Current liabilities
Short-term bank borrowings	319,246	322,216
Accounts payable	62,650	47,720
Notes payable	77,582	56,206
Accrued expenses and other current liabilities	18,373	14,037
Amount due to related parties	89,737	57,610
Current defered tax libility	545	786
Total current liabilities	568,133	498,575
Collateral account payable	2,481	1,654
Convertible bond payable	10,000	27,500
Long-term debt	131,061	125,439
Accrued warranty costs	15,317	14,763
Other liabilities	2,635	2,891
Total liabilities	729,627	670,822

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 shares issued outstanding as of March 31, 2012 and December 31, 2011.	27	27
Additional paid-in capital	185,367	185,367
Accumulated profit(deficit)	(90,559)	(81,006)
Accumulated other comprehensive income	35,361	34,699
Total equity	130,196	139,087
Total liabilities and equity	859,823	809,909

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